Exhibit 99.1

JOYY Reports First Quarter 2025 Unaudited Financial Results

Singapore, May 27, 2025 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: JOYY) (“JOYY” or the “Company”), a global technology company, today announced its unaudited financial results for the first quarter of 2025.

First Quarter 2025 Financial Highlights1

•	Net revenues were US$494.4 million, compared to US$564.6 million in the corresponding period of 2024.

•	Net income from continuing operations attributable to controlling interest of JOYY[2] was US$45.4 million, compared to US$45.3 million in the corresponding period of 2024.

•	Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY[3] was US$63.2 million, compared to US$67.2 million in the corresponding period of 2024.

First Quarter 2025 Operational Highlights

•	Global average mobile MAUs[4] was 260.4 million, compared to 277.3 million in the corresponding period of 2024, primarily due to the Company’s optimization of overall sales and marketing strategies to be more focused on return-on-investment and disciplined spending on advertising across various product lines.

•	Average mobile MAUs of Bigo Live was 28.9 million, compared to 37.1 million in the corresponding period of 2024.

•	Average mobile MAUs of Likee was 30.2 million, compared to 37.5 million in the corresponding period of 2024.

•	Average mobile MAUs of Hago was 3.3 million, compared to 4.5 million in the corresponding period of 2024.

•	Total number of paying users of BIGO (including Bigo Live, Likee and imo)[5] was 1.45 million, compared to 1.67 million in the corresponding period of 2024.

•	Average revenue per paying user, or ARPPU, of BIGO (including Bigo Live, Likee and imo)[6] was US$221.6, compared to US$235.4 in the corresponding period of 2024.

Ms. Ting Li, Chairperson and Chief Executive Officer of JOYY, commented, “In the first quarter of 2025, we recorded net revenues of $494.4 million, with our non-livestreaming revenues reaching $123.0 million, representing a year-over-year increase of 25.3%. Non-livestreaming revenues now account for 24.9% of our group’s net revenues for the first time, marking a significant milestone in our diversification strategy. We achieved GAAP and non-GAAP operating profits of $12.2 million and $31.0 million, respectively, representing year-over-year increases of 244.5% and 24.9%, respectively. Meanwhile, we continued our commitment to returning value to shareholders by distributing approximately $49.1 million in dividends and repurchasing approximately $22.5 million worth of shares from January 1, 2025 through May 23, 2025.”

“As we celebrate the 20th anniversary of our operations, we have evolved beyond social entertainment, steadily fostering a multifaceted ecosystem. Our multi-engine growth strategy is yielding clear results, with our core livestreaming business achieving consistent profitability, and our programmatic advertising platform BIGO Ads demonstrating strong growth momentum which is fueled by our AI-driven innovations in user insights, intelligent creative development and precise targeting. We expect these advances to further strengthen our competitive advantages and position our non-livestreaming businesses to become JOYY’s second growth engine. With a clear focus on value-accretive organic growth , we are confident that we will deliver lasting value and enhanced returns for our shareholders in the long-term.”

First Quarter 2025 Financial Results

NET REVENUES

Net revenues were US$494.4 million in the first quarter of 2025, compared to US$564.6 million in the corresponding period of 2024.

Live streaming revenues were US$371.3 million in the first quarter of 2025, compared to US$466.4 million in the corresponding period of 2024. The decrease was mainly due to the decline in the number of paying users and ARPPU of BIGO, as well as adjustments to the interactive features of our non-core audio livestreaming products to enhance compliance.

Other revenues increased by 25.3% to US$123.0 million in the first quarter of 2025 from US$98.2 million in the corresponding period of 2024, primarily due to the substantial growth of our advertising revenues.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 14.5% to US$315.7 million in the first quarter of 2025 from US$369.2 million in the corresponding period of 2024. BIGO’s cost of revenues decreased by 15.1% to US$279.1 million, primarily driven by a US$45.0 million decrease in revenue-sharing fees and content costs. All other’s cost of revenues decreased by 9.8% to US$36.7 million, mainly due to a US$3.6 million decrease in revenue-sharing fees and content costs, which was in line with the decrease in live streaming revenues within the All other segment.

Gross profit was US$178.6 million in the first quarter of 2025, compared to US$195.4 million in the corresponding period of 2024. Gross margin was 36.1% in the first quarter of 2025, compared to 34.6% in the corresponding period of 2024.

OPERATING EXPENSES AND INCOME

Operating expenses were US$167.2 million in the first quarter of 2025, compared to US$195.4 million in the corresponding period of 2024. Among the operating expenses, sales and marketing expenses decreased to US$72.1 million in the first quarter of 2025 from US$94.6 million in the corresponding period of 2024, as we optimized overall sales and marketing strategies across various social products to be more focused on return-on-investment and user acquisition effectiveness. Research and development expenses decreased to US$62.4 million in the first quarter of 2025 from US$69.0 million in the corresponding period of 2024, primarily due to decreases in salary and welfare of US$3.9 million and share-based compensation expenses of US$1.3 million.

Operating income was US$12.2 million in the first quarter of 2025, compared to operating income of US$3.5 million in the corresponding period of 2024, representing a 244.5% year-over-year increase. Operating income margin was 2.5% in the first quarter of 2025, compared to operating income margin of 0.6% in the corresponding period of 2024.

Non-GAAP operating income7 was US$31.0 million in the first quarter of 2025, compared to US$24.8 million in the corresponding period of 2024, representing a 24.9% year-over-year increase. Non-GAAP operating income margin8 was 6.3% in the first quarter of 2025, compared to 4.4% in the corresponding period of 2024.

NET INCOME

Net income from continuing operations attributable to controlling interest of JOYY was US$45.4 million in the first quarter of 2025, compared to US$45.3 million in the corresponding period of 2024. Net income margin was 9.2% in the first quarter of 2025, compared to net income margin of 8.0% in the corresponding period of 2024.

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY was US$63.2 million in the first quarter of 2025, compared to US$67.2 million in the corresponding period of 2024. Non-GAAP net income margin9 was 12.8% in the first quarter of 2025, compared to non-GAAP net income margin of 11.9% in the corresponding period of 2024.

NET INCOME PER ADS

Diluted net income from continuing operations per ADS10 was US$0.84 in the first quarter of 2025, compared to US$0.69 in the corresponding period of 2024.

Non-GAAP diluted net income from continuing operations per ADS11 was US$1.18 in the first quarter of 2025, compared to US$1.02 in the corresponding period of 2024, up by 15.7% year over year.

BALANCE SHEET AND CASH FLOWS

As of March 31, 2025, the Company had net cash12 of US$3,385.9 million, compared with US$3,275.9 million as of December 31, 2024. For the first quarter of 2025, net cash from operating activities was US$58.0 million.

SHARES OUTSTANDING

As of March 31, 2025, the Company had a total of 1,037.5 million common shares outstanding, representing the equivalent of 51.9 million ADSs assuming the conversion of all common shares into ADSs.

Business Outlook

For the second quarter of 2025, the Company expects net revenues to be between US$499 million and US$519 million. This forecast reflects the Company’s current and preliminary views on the market, operational conditions and business strategies, which are subject to changes, particularly as to the potential impact from increasing macroeconomic uncertainties.

Share Repurchase Programs

Pursuant to the Company's up-to-US$300 million share repurchase program authorized in March 2025, which is effective till the end of 2027, the Company had repurchased 0.56 million ADSs for an aggregate consideration of US$22.5 million on the open market as of May 23, 2025.

Quarterly Dividend Program

On March 19, 2025, the board of directors authorized a quarterly dividend program from 2025 to 2027, under which a total of approximately US$600 million in cash will be distributed on a quarterly basis over the three-year period. Pursuant to this quarterly dividend program, the board of directors has accordingly declared a dividend of US$0.94 per ADS, or US$0.047 per common share, for the second quarter of 2025, which is expected to be paid on July 3, 2025 to shareholders of record as of the close of business on June 23, 2025. The ex-dividend date will be June 23, 2025.

Conference Call Information

The Company will hold a conference call at 9:00 PM U.S. Eastern Time on Monday, May 26, 2025 (9:00 AM Singapore/Hong Kong Time on Tuesday, May 27, 2025). Details for the conference call are as follows:

Event Title: JOYY Inc. First Quarter 2025 Earnings Conference Call

Conference ID: #10047454

All participants may use the link provided below to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique PIN by email.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10047454-su0roj.html

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.joyy.com.

The replay will be accessible through June 3, 2025, by dialing the following numbers:

United States:	1-855-883-1031
Singapore:	800-101-3223
Hong Kong:	800-930-639
Conference ID:	#10047454

About JOYY Inc.

JOYY is a leading global technology company with a mission to enrich lives through technology. With a diversified product portfolio spanning live streaming, short-form videos, casual games, instant messaging, and emerging initiatives like advertising, JOYY has evolved beyond social entertainment into a multifaceted ecosystem powered by AI and data-driven technologies. Headquartered in Singapore and operating across the globe, JOYY has fostered a vibrant user community through its localized strategies. JOYY’s ADSs have been listed on the NASDAQ since November 2012.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the global online communication social platform market; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in global economic and business conditions; and assumptions underlying or related to any of the foregoing. A more detailed and full discussion of those risks and other potential risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating income (loss) margin, non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY, non-GAAP net income (loss) margin attributable to controlling interest of JOYY, non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) per ADS, all of which are non-GAAP financial measures adjusted from the most comparable U.S. GAAP results. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain (loss) on deconsolidation and disposal of subsidiaries and business. Non-GAAP operating income (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations is net income (loss) from continuing operations excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments (referring to share of income (loss) from equity method investments resulting from non-recurring or non-cash items of the equity method investments), gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of the above non-GAAP reconciling items. Non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY is net income (loss) from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. Non-GAAP net income (loss) margin is non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY is net income (loss) from continuing operations attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, gain on repurchase of redeemable convertible preferred shares of a subsidiary and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net income (loss) from continuing operations attributable to non-controlling interest shareholders. After the non-GAAP adjustment, non-GAAP net income (loss) from continuing operations attributable to controlling interests of JOYY is equal to the non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY. Basic and diluted non-GAAP net income (loss) from continuing operations per ADS is non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and gain on repurchase of redeemable convertible preferred shares of a subsidiary which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) from continuing operations attributable to non-controlling interest shareholders, which are affected by the above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release.

Investor Relations Contact

JOYY Inc.

Investor Relations

Email: joyy-ir@joyy.com

1 On November 16, 2020, the Company entered into definitive agreements with affiliates of Baidu, Inc. (“Baidu”), subsequently amended on February 7, 2021. Pursuant to the agreements, Baidu would acquire JOYY’s video-based entertainment live streaming business in mainland China, which the Company refers to as YY Live, including the YY mobile app, the YY.com website and the YY PC app, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed as of February 8, 2021, with certain matters remaining to be completed, including necessary regulatory approvals from government authorities. As a result, YY Live’s historical results were presented in the Company’s consolidated financial statements as discontinued operations and the Company ceased consolidation of YY Live’s business since February 8, 2021. On February 25, 2025, the Company entered into agreements with Baidu and closed the sale of YY Live to Baidu for an aggregate purchase price of approximately US$2.1 billion in cash. The Company previously received approximately US$1.86 billion in February 2021. On February 25, 2025, the Company received additional cash consideration of approximately US$240 million. Gain from disposal of YY Live amounted to approximately US$ 1.9 billion, which was reported as part of the net income from discontinued operations in the first quarter of 2025.

The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated. For the avoidance of confusion, the continuing operations for the three months ended March 31, 2024, December 31, 2024 and March 31, 2025, as presented in this press release, primarily consisted of BIGO segment (primarily including Bigo Live, Likee and imo) and the All other segment.

2 Net income (loss) from continuing operations attributable to controlling interest of JOYY is net income (loss) from continuing operations less net (loss) income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders.

3 Non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY is a non-GAAP financial measure, which is defined as net income (loss) from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to US$17.8 million and US$21.9 million in the first quarter of 2025 and 2024, respectively. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

4 Refers to average mobile monthly active users of the social entertainment platforms operated by the Company, including Bigo Live, Likee, imo and Hago. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

5 The number of paying users during a given period is calculated as the cumulative number of registered user accounts that have purchased virtual items or other products and services on Bigo Live, Likee or imo at least once during the relevant period.

6 Average revenue per user is calculated by dividing our total revenues from live streaming on Bigo Live, Likee and imo during a given period by the number of paying users for the Company’s live streaming services on these platforms for that period.

7 Non-GAAP operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain (loss) on deconsolidation and disposal of subsidiaries and business. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

8 Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) as a percentage of net revenues. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

9 Non-GAAP net income (loss) margin is non-GAAP net income from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues.

10 ADS refers to American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

11 Non-GAAP diluted net income (loss) from continuing operations per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net income (loss) per ADS. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

12 Net cash is calculated as the sum of cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits, short-term investments, long-term deposits and held-to-maturity investments, less convertible bonds and short-term and long-term loans.

JOYY INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
  (All amounts in thousands, except share, ADS and per ADS data)

	December 31,	March 31,
	2024	2025
	US$	US$
Assets
Current assets
Cash and cash equivalents	444,761	801,476
Restricted cash and cash equivalents	371,332	47,122
Short-term deposits	1,061,011	987,097
Restricted short-term deposits	20,722	67,968
Short-term investments	288,589	368,913
Accounts receivable, net	121,861	128,705
Amounts due from related parties	467	144
Prepayments and other current assets(1)	247,538	191,094

Total current assets	2,556,281	2,592,519

Non-current assets
Long-term deposits and held-to-maturity investments	1,124,308	1,149,578
Deferred tax assets	2,563	2,565
Investments	530,685	531,068
Property and equipment, net	499,723	508,797
Land use rights, net	303,115	301,332
Intangible assets, net	277,257	263,488
Right-of-use assets, net	20,457	19,519
Goodwill	2,194,324	2,194,313
Other non-current assets	19,084	20,776

Total non-current assets	4,971,516	4,991,436

Total assets	7,527,797	7,583,955

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Short-term loans	34,853	36,273
Accounts payable	84,015	74,541
Deferred revenue	66,813	65,398
Advances from customers	4,031	6,663
Income taxes payable	78,304	81,557
Accrued liabilities and other current liabilities(1)	2,393,923	584,911
Amounts due to related parties	1,378	1,201
Lease liabilities due within one year	10,775	9,849

Total current liabilities	2,674,092	860,393

Non-current liabilities
Lease liabilities	9,948	9,822
Deferred revenue	12,635	11,782
Deferred tax liabilities	47,631	49,132

Total non-current liabilities	70,214	70,736

Total liabilities	2,744,306	931,129

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	March 31,
	2024	2025
	US$	US$
Mezzanine equity	23,733	24,133

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,317,840,464 shares issued and 714,663,197 shares outstanding as of December 31, 2024; 1,317,840,464 shares issued and 711,034,170 shares outstanding as of March 31, 2025, respectively)	7	7
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2024 and March 31, 2025, respectively)	3	3
Treasury shares (US$0.00001 par value; 603,177,267 and 606,806,294 shares held as of December 31, 2024 and March 31, 2025, respectively)	(1,223,186)	(1,233,293)
Additional paid-in capital	3,345,536	3,350,865
Statutory reserves	40,500	36,148
Retained earnings	2,796,745	4,672,979
Accumulated other comprehensive loss	(247,615)	(240,710)

Total JOYY Inc.’s shareholders’ equity	4,711,990	6,585,999

Non-controlling interests	47,768	42,694

Total shareholders’ equity	4,759,758	6,628,693

Total liabilities, mezzanine equity and shareholders’ equity	7,527,797	7,583,955

(1)	JOYY has ceased consolidation of YY Live business since February 8, 2021 and classified and presented all the related assets and liabilities related to YY Live business on a net basis within prepayments and other current assets. The consideration received by the Company to date remains within cash and cash equivalents, restricted cash and cash equivalents, and short-term deposits. Correspondingly, the advanced payments received has been recorded as accrued liabilities and other current liabilities on our consolidated balance sheet as of December 31, 2024. On February 25, 2025, the Company entered into agreements with Baidu and closed the sale of YY Live to Baidu.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2024	2024	2025
	US$	US$	US$
Net revenues
Live streaming(1)	466,391	422,418	371,348
Others	98,169	127,028	123,003

Total net revenues	564,560	549,446	494,351

Cost of revenues(2)	(369,197)	(345,663)	(315,736)

Gross profit	195,363	203,783	178,615

Operating expenses(2)
Research and development expenses	(69,039)	(67,485)	(62,426)
Sales and marketing expenses	(94,638)	(67,040)	(72,131)
General and administrative expenses	(31,743)	(44,015)	(32,690)
Goodwill impairment	-	(454,935)	-

Total operating expenses	(195,420)	(633,475)	(167,247)

Other income	3,600	1,839	839

Operating income (loss)	3,543	(427,853)	12,207

Interest expenses	(2,136)	(312)	(106)
Interest income and investment income	48,927	38,860	39,387
Foreign currency exchange gains (losses), net	768	9,613	(761)
Gain (loss) on fair value change of investments	985	(3,011)	705

Income (loss) before income tax expenses	52,087	(382,703)	51,432

Income tax expenses	(4,537)	(41)	(5,211)

Income (loss) before share of loss in equity method investments, net of income taxes	47,550	(382,744)	46,221

Share of loss in equity method investments, net of income taxes	(7,395)	(3,793)	(3,318)

Net income (loss) from continuing operations	40,155	(386,537)	42,903

Gain on disposal of YY Live(3)	-	-	1,875,921

Net income (loss)	40,155	(386,537)	1,918,824

Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	5,131	82,392	2,499

Net income (loss) attributable to controlling interest of JOYY Inc.	45,286	(304,145)	1,921,323

Including：
Net income (loss) from continuing operations attributable to controlling interest of JOYY Inc.	45,286	(304,145)	45,402
Gain on disposal of YY Live (3)	-	-	1,875,921

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(347)	(347)	(347)

Net income (loss) attributable to common shareholders of JOYY Inc.	44,939	(304,492)	1,920,976

Including:
Net income (loss) from continuing operations attributable to common shareholders of JOYY Inc.	44,939	(304,492)	45,055
Gain on disposal of YY Live(3)	-	-	1,875,921

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2024	2024	2025
	US$	US$	US$
Net income (loss) per ADS
——Basic	0.73	(5.67)	36.09
Continuing operations	0.73	(5.67)	0.85
Discontinued operations	-	-	35.24
——Diluted	0.69	(5.67)	35.72
Continuing operations	0.69	(5.67)	0.84
Discontinued operations	-	-	34.88

Weighted average number of ADS used in calculating net income (loss) per ADS
——Basic	61,783,347	53,737,863	53,237,127
——Diluted	67,152,622	53,737,863	53,780,111

(1)	Revenues by geographical areas were as follows:

	Three Months Ended
	March 31,	December 31,	March 31,
	2024	2024	2025
	US$	US$	US$
Developed countries and regions	291,036	302,911	277,615
Middle East	87,458	77,708	66,651
Mainland China	59,801	53,221	48,385
Southeast Asia and others	126,265	115,606	101,700

Note:	Developed countries and region mainly included the United States of America, Singapore, Japan, South Korea and Great Britain. Middle East mainly included Saudi Arabia and other countries located in the region. Southeast Asia and others mainly included Indonesia, Vietnam and rest of the world.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31,	December 31,	March 31,
	2024	2024	2025
	US$	US$	US$
Cost of revenues	663	295	635
Research and development expenses	3,392	2,774	2,138
Sales and marketing expenses	131	183	229
General and administrative expenses	1,942	2,554	2,235

(3)	Gain from disposal of YY Live amounted to approximately US$ 1.9 billion, which was reported as part of the net income from discontinued operations in the first quarter of 2025.

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2024	2024	2025
	US$	US$	US$
Operating income (loss)	3,543	(427,853)	12,207
Share-based compensation expenses	6,128	5,806	5,237
Amortization of intangible assets from business acquisitions	15,132	13,540	13,540
Impairment of goodwill and investments	-	454,935	-

Non-GAAP operating income	24,803	46,428	30,984

Net income (loss) from continuing operations	40,155	(386,537)	42,903
Share-based compensation expenses	6,128	5,806	5,237
Amortization of intangible assets from business acquisitions	15,132	13,540	13,540
Impairment of goodwill and investments	-	454,935	-
(Gain) loss on fair value change of investments	(985)	3,011	(705)
Interest expenses related to the convertible bonds’ amortization to face value	237	-	-
Income tax effects on non-GAAP adjustments	(2,222)	(427)	(1,404)
Reconciling items on the share of equity method investments	4,434	3,802	1,887

Non-GAAP net income from continuing operations	62,879	94,130	61,458

Net income (loss) from continuing operations attributable to common shareholders of JOYY Inc.	44,939	(304,492)	45,055
Share-based compensation expenses	6,128	5,806	5,237
Amortization of intangible assets from business acquisitions	15,132	13,540	13,540
Impairment of goodwill and investments	-	454,935	-
(Gain) loss on fair value change of investments	(985)	3,011	(705)
Interest expenses related to the convertible bonds’ amortization to face value	237	-	-
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	347	347	347
Income tax effects on non-GAAP adjustments	(2,222)	(427)	(1,404)
Reconciling items on the share of equity method investments	4,434	3,802	1,887
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(806)	(80,434)	(761)

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY Inc.	67,204	96,088	63,196

Non-GAAP net income from continuing operations per ADS
——Basic	1.09	1.79	1.19
——Diluted	1.02	1.77	1.18

Weighted average number of ADS used in calculating Non-GAAP net income from continuing operations per ADS
——Basic	61,783,347	53,737,863	53,237,127
——Diluted	67,152,622	54,263,057	53,780,111

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2025
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	351,598	19,750	-	371,348
Others	80,263	43,185	(445)	123,003

Total net revenues	431,861	62,935	(445)	494,351

Cost of revenues(2)	(279,100)	(36,720)	84	(315,736)

Gross profit	152,761	26,215	(361)	178,615

Operating expenses(2)
Research and development expenses	(40,380)	(22,310)	264	(62,426)
Sales and marketing expenses	(52,113)	(20,047)	29	(72,131)
General and administrative expenses	(13,886)	(18,872)	68	(32,690)

Total operating expenses	(106,379)	(61,229)	361	(167,247)

Other income	431	408	-	839

Operating income (loss)	46,813	(34,606)	-	12,207

Interest expenses	(799)	(33)	726	(106)
Interest income and investment income	12,917	27,196	(726)	39,387
Foreign currency exchange losses, net	(522)	(239)	-	(761)
Gain (loss) on fair value change of investments	753	(48)	-	705

Income (loss) before income tax (expenses) benefits	59,162	(7,730)	-	51,432

Income tax (expenses) benefits	(5,956)	745	-	(5,211)

Income (loss) before share of loss in equity method investments, net of income taxes	53,206	(6,985)	-	46,221

Share of loss in equity method investments, net of income taxes	-	(3,318)	-	(3,318)

Net income (loss) from continuing operations	53,206	(10,303)	-	42,903

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.
(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2025
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	363	272	635
Research and development expenses	852	1,286	2,138
Sales and marketing expenses	80	149	229
General and administrative expenses	441	1,794	2,235

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2025
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	46,813	(34,606)	12,207
Share-based compensation expenses	1,736	3,501	5,237
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540

Non-GAAP operating income (loss)	57,499	(26,515)	30,984

Net income (loss) from continuing operations	53,206	(10,303)	42,903
Share-based compensation expenses	1,736	3,501	5,237
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
(Gain) loss on fair value change of investments	(753)	48	(705)
Income tax effects on non-GAAP adjustments	(650)	(754)	(1,404)
Reconciling items on the share of equity method investments	-	1,887	1,887

Non-GAAP net income (loss) from continuing operations	62,489	(1,031)	61,458

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2024
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	400,281	22,137	-	422,418
Others	79,693	47,738	(403)	127,028

Total net revenues	479,974	69,875	(403)	549,446

Cost of revenues(2)	(304,926)	(40,822)	85	(345,663)

Gross profit	175,048	29,053	(318)	203,783

Operating expenses(2)
Research and development expenses	(43,641)	(24,072)	228	(67,485)
Sales and marketing expenses	(44,990)	(22,076)	26	(67,040)
General and administrative expenses	(17,025)	(27,054)	64	(44,015)
Goodwill impairment	-	(454,935)	-	(454,935)

Total operating expenses	(105,656)	(528,137)	318	(633,475)

Other income	398	1,441	-	1,839

Operating income (loss)	69,790	(497,643)	-	(427,853)

Interest expenses	(1,153)	(41)	882	(312)
Interest income and investment income	11,905	27,837	(882)	38,860
Foreign currency exchange gains (losses), net	10,359	(746)	-	9,613
(Loss) gain on fair value change of investments	(4,156)	1,145	-	(3,011)

Income (loss) before income tax (expenses) benefits	86,745	(469,448)	-	(382,703)

Income tax (expenses) benefits	(2,926)	2,885	-	(41)

Income (loss) before share of loss in equity method investments, net of income taxes	83,819	(466,563)	-	(382,744)

Share of loss in equity method investments, net of income taxes	-	(3,793)	-	(3,793)

Net income (loss) from continuing operations	83,819	(470,356)	-	(386,537)

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.
(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2024
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	140	155	295
Research and development expenses	1,639	1,135	2,774
Sales and marketing expenses	39	144	183
General and administrative expenses	463	2,091	2,554

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2024
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	69,790	(497,643)	(427,853)
Share-based compensation expenses	2,281	3,525	5,806
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Impairment of goodwill and investments	-	454,935	454,935

Non-GAAP operating income (loss)	81,021	(34,593)	46,428

Net income (loss) from continuing operations	83,819	(470,356)	(386,537)
Share-based compensation expenses	2,281	3,525	5,806
Amortization of intangible assets from business acquisitions	8,950	4,590	13,540
Impairment of goodwill and investments	-	454,935	454,935
Loss (gain) on fair value change of investments	4,156	(1,145)	3,011
Income tax effects on non-GAAP adjustments	(778)	351	(427)
Reconciling items on the share of equity method investments	-	3,802	3,802

Non-GAAP net income (loss) from continuing operations	98,428	(4,298)	94,130

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2024
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	442,154	24,237	-	466,391
Others	63,049	35,518	(398)	98,169

Total net revenues	505,203	59,755	(398)	564,560

Cost of revenues(2)	(328,583)	(40,692)	78	(369,197)

Gross profit	176,620	19,063	(320)	195,363

Operating expenses(2)
Research and development expenses	(41,022)	(28,258)	241	(69,039)
Sales and marketing expenses	(74,430)	(20,232)	24	(94,638)
General and administrative expenses	(14,075)	(17,723)	55	(31,743)

Total operating expenses	(129,527)	(66,213)	320	(195,420)

Other income	3,296	304	-	3,600

Operating income (loss)	50,389	(46,846)	-	3,543

Interest expenses	(1,765)	(1,681)	1,310	(2,136)
Interest income and investment income	15,441	34,796	(1,310)	48,927
Foreign currency exchange gains, net	379	389	-	768
Gain (loss) on fair value change of investments	1,267	(282)	-	985

Income (loss) before income tax (expenses) benefits	65,711	(13,624)	-	52,087

Income tax (expenses) benefits	(4,662)	125	-	(4,537)

Income (loss) before share of loss in equity method investments, net of income taxes	61,049	(13,499)	-	47,550

Share of loss in equity method investments, net of income taxes	-	(7,395)	-	(7,395)

Net income (loss) from continuing operations	61,049	(20,894)	-	40,155

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.
(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2024
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	391	272	663
Research and development expenses	1,641	1,751	3,392
Sales and marketing expenses	47	84	131
General and administrative expenses	96	1,846	1,942

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2024
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	50,389	(46,846)	3,543
Share-based compensation expenses	2,175	3,953	6,128
Amortization of intangible assets from business acquisitions	10,467	4,665	15,132

Non-GAAP operating income (loss)	63,031	(38,228)	24,803

Net income (loss) from continuing operations	61,049	(20,894)	40,155
Share-based compensation expenses	2,175	3,953	6,128
Amortization of intangible assets from business acquisitions	10,467	4,665	15,132
(Gain) loss on fair value change of investments	(1,267)	282	(985)
Interest expenses related to the convertible bonds’ amortization to face value	-	237	237
Income tax effects on non-GAAP adjustments	(1,203)	(1,019)	(2,222)
Reconciling items on the share of equity method investments	-	4,434	4,434

Non-GAAP net income (loss) from continuing operations	71,221	(8,342)	62,879